UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion St, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

Attached hereto is a copy of the Registrant’s press release dated August 4, 2010, reporting the results for the three months ended June 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Date:  August 4, 2010

Top Image Systems Reports Financial Results for the
Second Quarter of 2010

EBITDA Increased 32% Year-over-Year; EBITDA Margin Reaches 12%
Sixth consecutive quarter of positive EBITDA

Tel Aviv, Israel – August 4, 2010 – Top Image Systems, Ltd. (TIS) (NASDAQ and TASE: TISA), the leading ECM (Enterprise Content Management) innovator of intelligent document recognition, today announced its financial results for the second quarter ended June 30, 2010.

Second Quarter Year-over-Year Highlights include:

-	Gross margin increased to 62%;
-	EBITDA increased to $0.62 million, a 32% increase from $0.47 million;
-	EBITDA Margin increased to 12% from 8%;
-	Net income (GAAP) of $1.1 million;
-	Non-GAAP net income of $0.35 million, compared to $0.28 million;
-	Positive cash flow from operations of $0.70 million, compared to $0.75 million;

Six month Highlights include:

-	Operating profit for the first six months of 2010 reached $0.92 million compared to $0.62 million

Dr. Ido Schechter, CEO of TIS, commented, "This was our sixth consecutive quarter of reporting an operating profit and positive net income.  While our revenues are stabilizing, we continued to generate cash. Our focus on large scale opportunities, which include government projects as well as projects for banks and financial organizations, is gaining traction. We believe that our solid pipeline, combined with the potential we see in our addressable markets, will allow us to attain sustained and profitable growth."

Second Quarter 2010 Results

Revenues for the second quarter of 2010 were $5.2 million compared to $5.3 million for the first quarter of 2010 and $5.6 million for the second quarter of 2009. The decrease in revenues is attributed to the company's decision to focus on profitable regions as well as foreign exchange losses due to the Euro weakening versus the USD.

Gross margin reached 62%, equal to gross margin of the first quarter of 2010 and compared to 61% in the second quarter of 2009.

EBITDA for the second quarter of 2010 reached $0.62 million, compared to EBITDA of $0.43 million in the first quarter of 2010 and $0.47 million in the second quarter of 2009.  As a percentage of sales, EBITDA increased to 12% from 8% in the year ago period.

The Company incurred $0.19 million of foreign exchange losses in the second quarter of 2010 compared to $0.14 million of foreign exchange losses in the first quarter of 2010 and $0.09 million of foreign exchange losses in the second quarter of 2009.

Non-GAAP net income for the second quarter of 2010 totaled $0.35 million or $0.03 per diluted share, compared to non-GAAP net income of $0.26 million for the first quarter of 2010, or $0.03 per diluted share and $0.28 million for the second quarter of 2009 or $0.02 per diluted share.

Net income on a GAAP basis was $1.1 million, or $0.10 per diluted share, for the second quarter of 2010 compared to a GAAP net loss of $1.1 million, or ($0.12) per diluted share, for the first quarter of 2010, and a GAAP net loss of $1.7 million, or ($0.18) per diluted share, for the second quarter of 2009.

During the second quarter of 2010, TIS generated $0.70 million in cash from operating activities compared to $0.20 million in the previous quarter and $0.75 million for the second quarter of 2009.

Non-GAAP financial measures

The release includes non-GAAP financial measures, including, non-GAAP operating income (which excludes amortization of intangible assets related to acquisition, stock-based compensation expense and employee ESOP related costs) non-GAAP net income (which excludes amortization of intangible assets related to acquisition, stock-based compensation expense, employee ESOP related costs and change in fair value of convertible debentures) and non-GAAP net income (loss) per share (which excludes interest expenses on convertible debentures used as diluted adjustment).

The presentation of these non-GAAP financial measures should be considered in addition to TIS' GAAP results provided in the attached financial statements for the second quarter ended June 30, 2010 which include a reconciliation of each non-GAAP financial measure to its most directly comparable GAAP financial measure, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. TIS’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains that may not be indicative of TIS' core business operating results. TIS believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS' performance. These non-GAAP financial measures also facilitate comparisons to TIS’ historical performance and its competitors' operating results. TIS’ includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled "Reconciliation of GAAP to Non-GAAP results".

Conference Call

The Company will be holding a conference call today, August 4, 2010, at 10:00am ET (7:00am Pacific Time, 5:00pm Israel Time) to review the second quarter results.

Dr. Ido Schechter, CEO of TIS, will be on-line to discuss these results and take part in a question and answer session.
To participate, please call one of the following teleconferencing numbers at least 5 minutes before the conference call commences.

US Dial-in Number: 1-866-860-9642
ISRAEL Dial-in Number: 03-9180650
INTERNATIONAL Dial-in Number:  +972 3 9180650

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Top Image Systems’ website at: www.topimagesystems.com

About Top Image Systems

Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS' eFLOW Unified Content Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements.  Words such as "will," "expects,"

"anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements.  These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission.  We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact

Dana Rubin
Director of Corporate Marketing and Investors Relations
dana.rubin@topimagesystems.com
+972 37679114

KCSA
Marybeth Csaby / Phil Carlson
212-896-1276 / 1233
mcsaby@kcsa.com / pcarlson@kcsa.com

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	June 30,	December 31,
	2010	2009
	In thousands
	Unaudited	Audited

Assets

Current assets:
Cash and cash equivalents	$2,394	$2,866
Restricted cash	385	613
Trade receivables and Unbilled receivables, net	5,386	6,081
Other receivable and prepaid expenses	888	707

Total current assets	9,053	10,267

Long term assets:
Severance pay funds	995	1,104
Long-term deposits and long-term assets	191	246
Property and equipment, net	442	509
Intangible assets, net	75	104
Goodwill	5,641	5,937

Total long-term assets	7,344	7,900
Total assets	$16,397	$18,167

Liabilities and Shareholders' Equity

Current liabilities:
Short-term bank loans	$-	$109
Current maturity of convertible debentures	921	1,936
Trade payables	308	684
Deferred revenues	2,195	1,321
Accrued expenses and other accounts payable	1,822	2,358

Total current liabilities	5,246	6,408

Long-term liabilities:
Convertible debentures	5,527	5,362
Accrued severance pay	1,230	1,367

Total long-term liabilities	6,757	6,729

Total liabilities	12,003	13,137

Shareholders' equity	4,394	5,030
Total liabilities and shareholders' equity	$16,397	$18,167

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	In thousands, except per share data
	Unaudited

Revenues	$5,219	$5,622	$10,498	$11,767

Cost of revenues	1,975	2,201	4,006	4,725

Gross profit	3,244	3,421	6,492	7,042

Expenses
Research and development costs	416	368	829	768
Selling and marketing	1,406	1,725	2,877	3,503
General and administrative	857	1,018	1,865	2,147
	2,679	3,111	5,571	6,418
Operating income	565	310	921	624
Financing income (expenses), net	509	(2,015)	(942)	(3,668)
Income (loss) before taxes on income	1,074	(1,705)	(21)	(3,044)
Taxes on Income	5	-	(1)	(3)
Other expenses, net	(6)	-	(6)	(7)
Income from discontinued operation	-	-	-	13
Equity in loss of affiliates companies	-	(1)	-	(39)
Income (loss) for the period	$1,073	$(1,706)	$(28)	$(3,080)

Earnings per Share
Basic

Income (loss) from continuing operations	0.11	(0.18)	(0.00)	(0.332)
Income from discontinued operation	-	-	-	0.001

Income (loss) per share - basic	$0.11	$(0.18)	$(0.00)	$(0.331)

Weighted average number of shares used in computation of basic net income (loss) per share	9,401	9,326	9,378	9,319

Diluted

Income (loss) from continuing operations	0.10	(0.18)	(0.00)	(0.332)
Income from discontinued operation	-	-	-	0.001

Income (loss) per share - Diluted	$0.10	$(0.18)	$(0.00)	$(0.331)

Weighted average number of shares used in computation of diluted net earnings (loss) per share	11,198	9,326	9,378	9,319

Reconciliation of GAAP to Non-GAAP results:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	In thousands, except per share data

GAAP operating income	$565	$310	$921	$624
Stock-based compensation expenses	-	-	79	-
Employees ESOP related costs	-	1	-	5
Amortization of intangible assets related to acquisition	11	86	22	171
Non- GAAP operating income	$576	$397	$1,022	$800

Net income (loss) for the period	$1,073	$(1,706)	$(28)	$(3,080)
Stock-based compensation expenses	-	-	79	-
Employees ESOP related costs	-	4	-	5
Amortization of intangible assets related to acquisition	11	85	22	171
	(734)	1,901	532	3,409
Non-GAAP Net income	$350	$284	$605	$505

Non-GAAP Net income used for basic earning per share	350	284	605	505
Intrest expenses on convertible debentures used as diluted adjustment	29	11	61	49
Non-GAAP Net income used for diluted earning per share	$379	$295	$666	$554

Shares used in diluted earnings per share calculation	11,198	11,866	11,184	11,954

Non-GAAP diluted earnings per share	$0.03	$0.02	$0.06	$0.05